Umpqua Holdings Corporation

AR/S

Local without Limits.

Annual Report 2005

P.E.
12-31-05

What is local? You won't find it on a map. Local is not a place. It's a decision we make every day. It's treating everybody as if you've known them your whole life. *Local* is not the opposite of *global.* It's the opposite of words like *careless, indifferent,* and *business as usual.* Local is what we've always been. Local is what we'll always be. Umpqua Holdings is the parent company of Umpqua Bank, a community bank with 96 locations in California, Oregon and Washington. Headquartered in

Portland, Oregon, you'll find us listed on the NASDAQ National Market under the symbol **UMPQ.**

To Our Shareholders

More than anything else, 2005 was a year that reinforced not just the success of the unique business model we have created at Umpqua Holdings Corporation but also its remarkable longevity. The return to investors on our stock this past year was 14.5 percent, and the compounded annual growth rate on its market value over the past five years was 27.4 percent. These figures are impressive in and of themselves, but they are also reflective of something larger. Years ago we adopted a vision that defied conventional wisdom: we crafted an entirely new culture anchored by extraordinary service, innovative delivery and a strong sense of community. Since then our performance has proven the validity of that decision.

In 2005 growth came entirely from our existing stores and lending teams—evidence of our culture's continuing ability to drive expansion. Total assets grew to $5.4 billion, a 10 percent increase over 2004. At the same time, this year's 13 percent increase in loans and deposits continued our trend of double-digit growth. In addition, our already superb credit quality improved even further.

Last year we continued to expand with new locations in Napa, California, and Bellevue, Washington. These stores perpetuate our concept of creating an extraordinary customer experience. In 2006 you will see further de novo growth in key markets as well as the introduction of another new store concept that will once again surprise the industry and delight our customers.

We are extremely proud of our success in the California market this past year. In May, Bill Fike, a well-established banking executive and longtime resident of the Sacramento area, came onboard as president of Umpqua Bank California. Under Bill's leadership our commercial and retail business remained strong, and we were able to attract first-class talent to support our continued growth.

Umpqua Bank now has 96 locations from Seattle to Sacramento, giving us a significant regional presence—a presence built on our novel approach to banking, which allows our focus to remain on customer service even as we grow. At its very core, Umpqua Bank remains a community bank, local to each community it serves. At the same time, our growing reserves and targeted expansion have made Umpqua one of the largest independent community bank commercial lenders on the West Coast—quite a remarkable designation.

Three vital strategies ensure Umpqua's focus as a community bank. First, as much as possible, decisions are made locally. Second, every associate is empowered to make decisions that benefit customers, creating strong personal ties that bind each store to its community. Third, those ties are further cemented by community involvement of both the bank and its associates through the Connect volunteer program, a hands-on donation of time and resources. These activities strengthen the fabric of the communities we serve. Through the program, Umpqua associates spent nearly 12,000 hours in 2005 volunteering at more than 200 nonprofit organizations and public schools.

The company continues to recognize our culture as our most valuable asset, so much so that we've dedicated an entire department to nurturing it. Management is devoted to ensuring that Umpqua's dynamic culture remains at the forefront and that people who join the company embrace it and participate in its continuing evolution.

While strategic partnerships remain an option for growth, in 2005 management focused on promoting growth from new and existing stores. A focus on organic growth allows us to evaluate and pursue acquisitions only when their merits are strategically and financially sound. This strategy protects shareholder equity and strengthens Umpqua's culture. Organic growth will remain our focus going forward, with continual assessment of strategic partnerships as exceptional opportunities arise.

Also integral to Umpqua's growth is our ongoing strategy of cross-selling products within our stores and commercial banking centers, offering Umpqua banking services, private client services and brokerage products through our subsidiary, Strand, Atkinson, Williams & York, Inc. Along with providing additional revenue opportunities, this "cross-pollination" serves as a means to both broaden and deepen our relationships with existing customers, further fueling growth and fortifying our already strong commercial lending component.

Umpqua continues to be recognized for its differentiation and leadership in the industry. In 2005 we received many accolades from both national and local media. *Business Week* named Umpqua one of the "Best Ideas of 2005," recognizing us along with brands like Apple and Starbucks as examples of companies that are creating a passionate and loyal following by delivering exceptional customer experiences. In addition, Microsoft chose Umpqua's Pearl District store as a model for its "Bank of the Future" video. On a regional level, the *Portland Business Journal*'s annual survey named Umpqua "Oregon's Most Admired Banking Services Company"; and for the tenth time since 1995, *Oregon Business Magazine* ranked us among the top 100 best employers in the state.

This letter is just a brief overview of the many exciting stories that can be told about Umpqua. With a company as vibrant and expressive as we are, this interactive annual report allows us to bring our brand to life for you. We hope you enjoy this new Web-based format and spread the word to others.

As you read this, we are writing new chapters in Umpqua's success story in stores across three states. At every level of the organization, our strong, self-disciplined managers continue to ask people to strive for exceptionally innovative goals, encouraging them to step outside the ordinary to attain those goals. Drawn by this remarkable confidence in our associates, our ability to attract new talent rich in fresh ideas and fired with the spirit of innovation remains strong. We are uniquely prepared for growth and are poised for further expansion, yet at the same time our direction as a company remains clear and undiluted.

In 2006 we look forward to continuing to demonstrate the success of our unique culture and strategies. If the press attention noted previously and positive commentary from other publications over the past year is an indication, we can expect not only customers but investors to continue to take note of the clear and unmatchable difference Umpqua Holdings Corporation offers the markets we serve.

As an essential part of our success, we thank you for your continuing support and belief in the Umpqua vision.

Best wishes,

Allyn C. Ford
Chairman of the Board
Umpqua Holdings Corporation

Raymond P. Davis
President and CEO
Umpqua Holdings Corporation

LIVING OUR VISION

It's been another incredible year for Umpqua Holdings Corporation.

One look at our record of success and there is no doubt that something monumental is going on here. Our people, our stores and our unparalleled approach to banking are quickly changing the industry. Lately, that innovation has been making an indelible impression everywhere—from the pages of the national press to our own bottom line.

CULTURE

Local is as much about who you are as where you're from.

The single most important factor in our continuing success is our ability to find, retain and inspire the best workforce in the industry. Our unique culture is our pride and our passion. It feeds a sense of empowerment from the ground up and has fostered a true spirit of entrepreneurship. This company is run through the leadership we have in each community we serve. The unique result simply can't be duplicated. When you surround yourself with bright, talented and motivated people every day, amazing things happen.

CONNECTION

Local is making a difference in the lives of the people around you.

Our commitment to the communities we serve goes far beyond banking and investments. Alongside FICA and 401(k) on each employee's pay stub, there is a line item for volunteer hours. Through our Connect volunteer program, Umpqua employees are encouraged to spend as many as 40 hours per year volunteering in their communities. Umpqua associates do more combined volunteer work in a single year than an individual could do over a 20-year career.

EXPERIENCE

Local goes much deeper than just a beautiful lobby.

Free coffee and Internet. Yoga classes. Movie nights. Knitting clubs. Supporting local music. It's no wonder our customers are crazy about this bank: we're constantly surprising them with what a bank can be. And as you may have guessed, their loyalty isn't just a response to rates or fee structures. It has everything to do with our ability to make moments spent in our stores and with our associates an enjoyable experience, not just an errand.

COMMITMENT

Local is a decision you make every morning before your feet hit the floor.

Like most experiences that appear effortless on the surface, maintaining the Umpqua culture takes relentless behind-the-scenes commitment. One of the many examples of that commitment is our Return on Quality (ROQ) program. Simply put, it's a way of monitoring the level of service we provide for our customers every day. Of all the measurements we take of our performance, this is the most important because that personal bonding is what defines the Umpqua experience. Our constant ROQ metrics ensure that we're providing the best local service everywhere our customers come in contact with our brand.

FUTURE

Local has a very bright future.

It's been more than a year since our entry into the northern California market, and it's clear that Californians have fully embraced our way of banking. Overall growth in the market is up, employee satisfaction is up and we experienced positive customer response and no deposit runoff. In fact, the annual deposit growth rate in northern California has increased from 3 percent in 2004 to 13 percent in 2005. Most important, our success in California is proof that not only can we maintain our distinctive culture as we grow but we can actually strengthen it.

Financial Highlights


five-year stock performance (In dollars)
400
300
200
100
0
00
01
02
03
04
05
Umpqua Holdings Corporation
S&P 500
Nasdaq Bank Stocks
Nasdaq U.S.


operating earnings
(In thousands of dollars)
$ 13,387
$ 23,689
$ 35,451
$ 50,749
$ 69,892
01
02
03
04
05


diluted operating earnings per share (In dollars)
$ 0.70
$ 1.11
$ 1.24
$ 1.40
$ 1.55
01
02
03
04
05

Selected Highlights

(In thousands, except per-share data)

Reconciliation of Net Income to Operating Earnings	2005	2004	%Change
Net income	$ 69,735	$ 47,166	48%
Add back: merger-related expenses, net of tax	157	3,583	
Operating earnings	69,892	50,749	38%
Basic earnings per share	$ 1.57	$ 1.32	19%
Basic operating earnings per share	1.57	1.42	11%
Diluted earnings per share	1.55	1.30	19%
Diluted operating earnings per share	1.55	1.40	11%
Total shareholders' equity	$ 738,261	$ 687,613	7%
Total assets	5,360,639	4,873,035	10%
Total loans	3,921,631	3,467,904	13%
Total deposits	4,286,266	3,799,107	13%

Selected Performance Ratios	2005	2004	2003
Return on average assets	1.38%	1.20%	1.26%
Return on average shareholders' equity	9.80%	9.61%	11.24%
Return on average assets - operating basis[1]	1.38%	1.29%	1.31%
Return on average shareholders' equity - operating basis[1]	9.82%	10.34%	11.68%
Return on average tangible shareholders' equity - operating basis[1]	22.96%	23.97%	24.80%
Net interest margin (fully tax equivalent)	4.84%	4.68%	4.85%
Loans as a percentage of deposits	91.49%	91.28%	84.25%
Average shareholders' equity to average assets	14.08%	12.52%	11.20%
Dividend payout ratio	20.38%	16.67%	13.22%

Asset Quality Ratios	2005	2004	2003
Allowance for loan losses to total loans	1.12%	1.28%	1.27%
Non-performing loans to total loans	0.16%	0.65%	0.57%
Net charge-offs to average loans	0.08%	0.17%	0.21%

1. Based on operating earnings

Board of Directors

Allyn C. Ford
Chairman of the Board
President
Roseburg Forest Products Co.

Ronald F. Angell
Former Partner (Retired)
Roberts, Hill, Bragg,
Angell & Perlman

Scott Chambers
President
Chambers Communications
Corporation

Raymond P. Davis
President and CEO
Umpqua Holdings Corporation

David B. Frohnmayer
President
University of Oregon

Stephen Gambee
CEO and President
Rogue Waste Systems Group

Dan Giustina
Vice Chairman of the Board
and Managing Partner
Giustina Resources

Diana E. Goldschmidt
Owner
Urban Design Works, LLC

Lynn K. Herbert
General Manager
Herbert Lumber Company

William A. Lansing
President and CEO
Menasha Forest
Products Corporation

Theodore S. Mason
Former President and CEO (Retired)
Humboldt Bancorp/Humboldt Bank

Diane D. Miller
President
Wilcox, Miller & Nelson

Bryan L. Timm
VP, Chief Financial Officer
and Treasurer
Columbia Sportswear Company

Tom W. Weborg
Former President and CEO (Retired)
Java City, Inc

Executive Management

Raymond P. Davis
President and CEO
Umpqua Holdings Corporation

Daniel A. Sullivan
EVP and Chief Financial Officer
Umpqua Holdings Corporation

David M. Edson
President
Umpqua Bank Oregon

William T. Fike
President
Umpqua Bank California

Brad F. Copeland
Senior EVP and Chief Credit Officer
Umpqua Holdings Corporation

Barbara J. Baker
EVP, Cultural Enhancement
Umpqua Holdings Corporation

Lani C. Hayward
EVP, Creative Strategies
Umpqua Holdings Corporation

Gary F. Neal
SVP and Chief Auditor
Umpqua Holdings Corporation

Steven L. Philpott
EVP, General Counsel and Secretary
Umpqua Holdings Corporation

Mark J. Tarmy
EVP and Chief Information Officer
Umpqua Holdings Corporation

Corporate Information

Stock Trading Market
Umpqua Holdings Corporation trades on the NASDAQ National Market under the symbol **UMPQ.**

Headquarters and Investor Information
Umpqua Holdings Corporation
One SW Columbia Street, Suite 1200
Portland, OR 97258
503.727.4109
www.umpquaholdingscorp.com

Transfer Agent
Mellon Investor Services
480 Washington Boulevard
Jersey City, NJ 07310
1.800.922.2641
www.melloninvestor.com

Annual Shareholders' Meeting
The 2006 annual meeting of Umpqua Holdings Corporation will be held at 5:30 p.m. on May 30, 2006, at the Umpqua Bank University and Support Center, 1740 NW Garden Valley Blvd., Roseburg, Oregon.

Store Experience

Our innovative store design has become a signature of the Umpqua Bank experience. In 2005 we continued to roll out more of the next-generation stores our customers love. Whether they stop by one of our stores or visit us online, our customers enjoy a banking environment that can't be matched. It's a place where you will find all the services of a larger bank, with all the comforts of your favorite neighborhood café.

Customers can drop by for a fresh cup of our special blend of Umpqua-brand coffee, make a deposit or withdraw some cash, relax with the latest financial publications, surf the Web wirelessly or at one of our Internet stations, or simply browse our unique product line, including a full suite of investment options from our brokerage subsidiary, Strand, Atkinson, Williams & York, Inc.

Locations and ATMs

With locations up and down the I-5 corridor from Washington, throughout Oregon and into northern California, Umpqua makes every market it enters a far more interesting place to bank. In 2006 you can expect to see even more of our award-winning stores in key markets as well as the introduction of a new store concept that will once again surprise the industry and delight our customers.

Local to every community we serve. That's local without limits. That's Umpqua.

This report includes forward-looking statements within the meaning of the "Safe Harbor" provisions of the Private Securities Litigation Reform Act of 1995, which management believes are a benefit to shareholders. These statements are necessarily subject to risk and uncertainty, and actual results could differ materially due to certain risk factors, including those set forth from time to time in the company's filings with the SEC. You should not place undue reliance on forward-looking statements, and we undertake no obligation to update such statements. Specific risks cited in this report include the company's ability to open new stores in California, Washington and Oregon and experience continued growth in 2006.

One SW Columbia Street, Suite 1200
Portland, OR 97258
503.727.4100
www.umpquaholdingscorp.com



Local without limits.

Umpqua Holdings Corporation Annual Report 2005



Our unique culture and community focus allows us the freedom and the flexibility to reach beyond the ordinary. If there's a better way of doing things, don't be surprised to see us there first. Our interactive 2005 Annual Report is a good example. Head to www.umpquaholdingscorp.com/ar to take a self-guided tour and see for yourself the difference our commitment to community is making.

financial highlights

five-year stock performance (In dollars)



400
300
200
100
0
00
01
02
03
04
05
Umpqua Holdings Corporation
S&P 500
Nasdaq Bank Stocks
Nasdaq U.S.

operating earnings
(In thousands of dollars)



$ 13,387
$ 23,689
$ 35,451
$ 50,749
$ 69,892
01
02
03
04
05

diluted operating earnings per share (In dollars)



$ 0.70
$ 1.11
$ 1.24
$ 1.40
$ 1.55
01
02
03
04
05

(In thousands, except per-share data)

Reconciliation of Net Income to Operating Earnings

	2005	2004	%Change
Net income	$ 69,735	$ 47,166	48%
Add back: merger-related expenses, net of tax	157	3,583	
Operating earnings	69,892	50,749	38%
Basic earnings per share	$ 1.57	$ 1.32	19%
Basic operating earnings per share	1.57	1.42	11%
Diluted earnings per share	1.55	1.30	19%
Diluted operating earnings per share	1.55	1.40	11%
Total shareholders' equity	$ 738,261	$ 687,613	7%
Total assets	5,360,639	4,873,035	10%
Total loans	3,921,631	3,467,904	13%
Total deposits	4,286,266	3,799,107	13%

Selected Performance Ratios

	2005	2004	2003
Return on average assets	1.38%	1.20%	1.26%
Return on average shareholders' equity	9.80%	9.61%	11.24%
Return on average asssets - operating basis[1]	1.38%	1.29%	1.31%
Return on average shareholders' equity - operating basis[1]	9.82%	10.34%	11.68%
Return on average tangible shareholders' equity - operating basis[1]	22.96%	23.97%	24.80%
Net interest margin (fully tax equivalent)	4.84%	4.68%	4.85%
Loans as a percentage of deposits	91.49%	91.28%	84.25%
Average shareholders' equity to average assets	14.08%	12.52%	11.20%
Dividend payout ratio	20.38%	16.67%	13.22%

Asset Quality Ratios

	2005	2004	2003
Allowance for loan losses to total loans	1.12%	1.28%	1.27%
Non-performing loans to total loans	0.16%	0.65%	0.57%
Net charge-offs to average loans	0.08%	0.17%	0.21%

1. Based on operating earnings

To Our Shareholders

More than anything else, 2005 was a year that reinforced not just the success of the unique business model we have created at Umpqua Holdings Corporation but also its remarkable longevity. The return to investors on our stock this past year was 14.5 percent, and the compounded annual growth rate on its market value over the last five years was 27.4 percent. Those figures are impressive in and of themselves, but they are also reflective of something larger. Years ago we adopted a vision that defied conventional wisdom and crafted an entirely new culture anchored by extraordinary service, innovative delivery and a strong sense of community. Since then our performance has proven the validity of that decision.

In 2005 growth came entirely from our existing stores and lending teams—evidence of our culture's continuing ability to drive expansion. Total assets grew to $5.4 billion, a 10 percent increase over 2004. At the same time, this year's 13 percent increase in loans and deposits continued our trend of double-digit growth. In addition, our already superb credit quality improved even further.

Last year we continued to expand with new locations in Napa, California and Bellevue, Washington. These stores perpetuate our concept of creating an extraordinary customer experience. In 2006 you will see further de novo growth in key markets as well as the introduction of another new store concept that will once again surprise the industry and delight our customers.

We are extremely proud of our success in the California market this past year. In May, Bill Fike, a well-established banking executive and longtime resident of the Sacramento area, came on board as president of Umpqua Bank California. Under Bill's leadership, our commercial and retail business remained strong, and we were able to attract first-class talent to support our continued growth.

Umpqua Bank now has 96 locations from Seattle to Sacramento, giving us a significant regional presence. This presence is built on our novel approach to banking, which allows our focus to remain on customer service even as we grow. At its very core, Umpqua Bank remains a community bank, local to each community it serves. At the same time, our growing reserves and targeted expansion have made Umpqua one of the largest independent community bank commercial lenders on the West Coast—quite a remarkable designation.

Three vital strategies ensure Umpqua's focus as a community bank. First, as much as possible, decisions are made locally. Second, every associate is empowered to make decisions that benefit customers, creating strong personal ties that bind each store to its community. Third, those ties are further cemented by community involvement of both the bank and its associates through the Connect volunteer program, a hands-on donation of time and resources. These activities strengthen the fabric of the communities we serve. Through the program, Umpqua associates spent nearly 12,000 hours in 2005 volunteering at more than 200 nonprofit organizations and public schools.

The company continues to recognize our culture as our most valuable asset, so much so that we've dedicated an entire department to nurturing it. Management is devoted to ensuring that Umpqua's dynamic culture remains at the forefront and that people who join the company embrace it and participate in its continuing evolution.

While strategic partnerships remain an option for growth, in 2005 management focused on promoting growth from existing and new stores. A focus on organic growth allows us to evaluate and pursue acquisitions only when their merits are strategically and financially sound.

This strategy protects shareholder equity and strengthens Umpqua's culture. Going forward, organic growth will remain the focus, with continual assessment of strategic partnerships as exceptional opportunities arise.

Also integral to Umpqua's growth is our ongoing strategy of cross-selling products within our stores and commercial banking centers, offering both Umpqua banking services, private client services and brokerage products through Strand, Atkinson, Williams & York, Inc. Along with providing additional revenue opportunities, this "cross-pollination" serves as a means to both broaden and deepen our relationships with existing customers, further fueling growth and fortifying our already strong commercial lending component.

Umpqua continues to be recognized for its differentiation and leadership in the industry. In 2005 we received many accolades from both national and local media. Business Week named Umpqua one of the "Best Ideas of 2005," recognizing us along with brands like Apple and Starbucks as examples of companies that are creating a passionate and loyal following by delivering exceptional customer experiences. In addition, Microsoft chose Umpqua's Pearl District store as a model for its "Bank of the Future" video. On a regional level, the Portland Business Journal's annual survey named Umpqua "Oregon's Most Admired Banking Services Company"; and for the tenth time since 1995, Oregon Business Magazine ranked us among the top 100 best employers in the state.

This letter is just a brief overview of the many exciting stories that can be told about Umpqua. For the full version, you're invited to view our interactive annual report at www.umpquaholdingscorp.com/ar. At this site you'll get a deeper look at the company and the differentiation we bring to the marketplace. You'll also be able to pose questions and hear answers directly from Ray. With a company as vibrant and expressive as we are, using a Web-based medium allows us to bring our brand to life for you. We hope you enjoy this new format and spread the word to others.

As you read this, in stores across three states we are writing new chapters in Umpqua's success story. At every level of the organization, our strong, self-disciplined managers continue to ask people to strive for exceptionally innovative goals, encouraging them to step outside the ordinary to make those goals reachable. Drawn by this remarkable confidence in our associates, our ability to attract new talent rich in fresh ideas and fired with the spirit of innovation remains strong. We are uniquely prepared for growth and are poised for further expansion, yet at the same time our direction as a company remains clear and undiluted.

In 2006 we look forward to continuing to demonstrate the success of our unique culture and strategies. If the press attention noted previously and positive commentary from other publications over the past year is an indication, we can expect not only customers but investors to continue to take note of the clear and unmatchable difference Umpqua Holdings Corporation offers the markets we serve.

As an essential part of our success, we thank you for your continuing support and belief in the Umpqua vision.

Best wishes,

Allyn C. Ford
Chairman of the Board
Umpqua Holdings Corporation

Raymond P. Davis
President and CEO
Umpqua Holdings Corporation

Corporate Information

Stock Trading Market

Umpqua Holdings Corporation trades on the NASDAQ National Market System under the symbol **UMPQ**.

Headquarters and Investor Information

Umpqua Holdings Corporation
One SW Columbia Street Suite 1200
Portland, OR 97258
503.727.4109
www.umpquaholdingscorp.com

Transfer Agent

Mellon Investor Services
480 Washington Boulevard
Jersey City, NJ 07310
1.800.922.2641
www.melloninvestor.com

Annual Shareholders' Meeting

The 2006 annual meeting of Umpqua Holdings Corporation will be held at 5:30 pm on May 30, 2006, at the Umpqua Bank University and Support Center, 1740 NW Garden Valley Blvd., Roseburg, Oregon.

This report includes forward-looking statements within the meaning of the "Safe Harbor" provisions of the Private Securities Litigation Reform Act of 1995, which management believes are a benefit to shareholders. These statements are necessarily subject to risk and uncertainty, and actual results could differ materially due to certain risk factors, including those set forth from time to time in the company's filings with the SEC. You should not place undue reliance on forward-looking statements, and we undertake no obligation to update such statements. Specific risks cited in this report include the company's ability to open new stores in California, Washington and Oregon and [illegible] continued growth in 2006.

To see more, visit:

www.umpquaholdingscorp.com/ar

Umpqua Holdings Corporation

One SW Columbia Street, Suite 1200
Portland, OR 97258
503.727.4100
www.umpquaholdingscorp.com